Exhibit 99.2

IMPORTANT

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the Annual Meeting. If you do attend the Annual Meeting and are a record holder of Ordinary Shares of our Company, you may vote by ballot at the Annual Meeting, and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker about getting a proxy appointing you to vote your shares. You can vote your shares by completing and returning your proxy card, or submit your proxy by telephone, fax, or over the Internet (if those options are available to you) in accordance with the instructions on the enclosed proxy card or voting instruction card.

BIT DIGITAL, INC.

i

BIT DIGITAL, INC.
33 Irving Place,
New York, N.Y. 10003
(347) 328-3680

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Bit Digital, Inc. (the “Company,” “BTBT” “we,” “us,” or “our”) for the 2021 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the Company’s principal executive office, at 33 Irving Place, New York, N.Y. 10003 on April 20. 2021 at 9:00 a.m, and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the Ordinary Shares of our Company (the “Ordinary Shares”) represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to TranShare Securities Transfer with Registar, Attn: Proxy Services. If you hold your Ordinary Shares in street name, you should contact your broker about revoking your proxy.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

VOTING SECURITIES

Only holders of our Ordinary Shares of record at the close of business on March 19, 2021 (the “Record Date”) are entitled to vote at the Annual Meeting. On the Record Date, the Company had 48,043,788 Ordinary Shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each common share is entitled to one vote upon all matters to be acted upon at the Annual Meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. The presence of one or more shareholders entitled to vote and present in person or by proxy representing not less than one third of the total issued voting Ordinary Shares of the Company throughout the Annual Meeting shall constitute a quorum.

Election of directors must be approved by the affirmative vote of a simple majority of the votes of the Ordinary Shares entitled to vote thereon which were present at the Annual Meeting and were voted. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required to approve the selection of Audit Alliance LLP, to serve as our independent registered public accounting firm for the year ending December 31, 2021; for authorization of the Company’s 2021 Omnibus Equity Incentive Plan; and for a new class of preferred shares. A “majority vote” means that a proposal passes if it receives a majority of the votes cast by, or on behalf of, the shareholders entitled to vote and present at the Annual Meeting. A Special Resolution is needed for the approval of Proposals 4 and 6 described below.

An ordinary resolution to be passed at an Annual Meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast by, or on behalf of, the shareholders entitled to vote at an Annual Meeting (the “Ordinary Resolution”), while a special resolution requires the affirmative vote of a majority of at least two-thirds of such shareholders as, being entitled to do so, vote in person or by proxy of which notice specifying the intention to propose the resolution as a special resolution has been duly given (the “Special Resolution”). A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

The Annual Meeting will be postponed if a quorum is not present at the Annual Meeting. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted as present. A broker non-vote occurs when a broker or nominee holding Ordinary Shares for a beneficial owner signs and returns a proxy but does not vote on a particular proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner. If a quorum is not present, the Annual Meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors (unless the Annual Meeting was requisitioned by the shareholders, in which case such meeting shall be cancelled if a quorum is not present). If a quorum is present, the meeting may be adjourned by the chairman of the meeting by the consent of shareholders who are represented constituting a quorum. The meeting may be rescheduled at the time of the adjournment with no further notice of the rescheduled time (except such notice provided at the meeting at which the adjournment decision was made) if the meeting is adjourned for seven clear days or less. Should a meeting be adjourned for more than seven days, whether because of a lack of quorum or otherwise, shareholders shall be given at least seven days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. An adjournment will have no effect on the business to be conducted.

Our Memorandum and Articles of Association do not contain any provisions that allow cumulative voting for elections of directors.

The Company is soliciting your vote through the use of the mail and will bear the cost of this solicitation. The Company does not intend to employ third party solicitors, but our directors, officers, employees, and consultants may solicit proxies by mail, telephone, personal contact, or through online methods; to the extent they do so, the Company will reimburse their expenses for doing this. The Company will also reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of the Company’s stock. Other proxy solicitation expenses include those for preparation, mailing, returning, and tabulating the proxies.

The Board is not proposing any action for which the applicable rules and laws provide a right of a shareholder to obtain appraisal of or payment for such shareholder’s Ordinary Shares.

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as filed with the Securities and Exchange Commission are being sent to all shareholders along with this proxy statement. Additional copies will be furnished without charge to shareholders upon written request. Exhibits to the Annual Report will be provided upon written request. All written requests should be directed to the Company at its main office at 33 Irving Place, New York, N.Y. 10003. The Company is subject to certain disclosure requirements of the Securities Exchange Act of 1934, as amended. The SEC maintains a website that contains various filings and reports regarding companies that file electronically with the SEC. The SEC’s website address is www.sec.gov. In addition, our filings may be inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E. Washington, DC 20549; and at the SEC’s regional offices at 200 Vesey Street, Suite 400, New York, NY 10281 and 175 W. Jackson Blvd., Suite 1450, Chicago, IL 60604. Copies of the material may also be obtained upon request and payment of the appropriate fee from the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, DC 20549.

VOTING PROCEDURES

If you are a shareholder of record, you may vote in person at the Annual Meeting.

We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 5:30 p.m., local time on April 19, 2021 to be counted.

If your Ordinary Shares are registered in your name, you are a shareholder of record with respect to those Ordinary Shares. On the other hand, if your Ordinary Shares are registered in the name of your broker or bank, your Ordinary Shares are held in street name and you are considered the “beneficial owner” of the Ordinary Shares. As the beneficial owner of those Ordinary Shares, you have the right to direct your broker or bank how to vote your Ordinary Shares, and you will receive separate instructions from your broker or bank describing how to vote your Ordinary Shares.

If you give a proxy, you may revoke it at any time before it is exercised. You may revoke your proxy in three ways:

1.      You may send in another proxy with a later date.

2.      You may notify us in writing (or if the stockholder is a corporation, under its corporate seal, by an officer or attorney of the corporation) at our principal executive offices before the Annual Meeting that you are revoking your proxy.

3.      You may vote in person at the Annual Meeting.

PROPOSAL 1
ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee of the Board has recommended that the Board nominate, and the Board has nominated Zhaohui Deng, Erke Huang, Ichi Shih, Min Hu, and Yan Xiong, each to serve until the next Annual Meeting of Shareholders or until each successor is duly elected and qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

Name	Age	Position
Zhaohui Deng(2)	52	Chairman of the Board of Directors
Erke Huang	32	Chief Financial Officer and Director
Ichi Shih(3)(4)	50	Independent Director
Min Hu	44	Independent Director
Yan Xiong	56	Independent Director

____________

(1)      Chair of the Compensation Committee.

(2)      Chair of the Nominating and Corporate Governance Committee.

(3)      Chair of the Audit Committee.

(4)      Audit Committee Financial Expert.

The following pages set forth the names of director nominees, their respective principal occupations, positions with the Company, and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years:

Zhaohui Deng

Mr. Deng was elected to serve as a director of the Company at the September 4, 2020 Annual General Meeting and was elected Chairman of the Board on January 19, 2021. He was born in January 1969. From 1995 to 2010, he worked as the board secretary and Vice President of Hunan Jinguo Industrial Co., Ltd. From 2011 until now, he has been working as a private investor and serves as private counsel for several listed companies in the PRC. He holds a bachelor’s degree in Accounting from Hengyang Industrial College China.

Erke Huang

Mr. Huang has served as Chief Financial Officer of the Company from October 18, 2019, as a Director since October 30, 2019 and as Interim Chief Executive Officer from February 2, 2021 until March 31, 2021. Prior thereto, Mr. Huang served as the Co-Founder and Advisor of Long Soar Technology Limited from August 2019 and as the Founder/CEO of Bitotem Investment Management Limited from May 2018. From June 2016 to May 2018, Mr. Huang served as the Investment Manager of Guojin Capital. From August 2015 to May 2016, Mr. Huang served as an Analyst for Zhengshi Capital. Mr. Huang served as a Program Officer of Southwest Jiaotong University from February 2015 to August 2015. From March 2013 to November 2014, Mr. Huang served as the Engineering Analyst Team Leader of Crowncastle International. Mr. Huang received his bachelor’s degree in Environmental Engineering from Southwest Jiaotong University in 2011, and received his master’s degree in Civil& Environmental Engineering from Carnegie Mellon University in 2012.

Ichi Shih

Ms. Ichi Shih was elected to serve as a director of the Company at the September 4, 2020 Annual General Meeting. She has over 15 years of experience building and advising corporations through internal financial management, M&A transactions, and capital market transaction across several global regions. From 1995 to 1998, Ms. Ichi Shih worked as an Equity Lending Assistant of Societe Generale in New York. From 1998 to 2000, She worked as Financial Analyst of Goldman Sachs & Co. in New York. From 2003 to 2007, she worked as Senior Associate of Westminster Securities in New York. From 2007 to 2009, she worked as Vice President of Brean Murray in New York. From 2009 to 2011, she

worked as CFO of China Valves Technologies in both Hongkong and U.S. From 2012 to 2014, she worked as Senior Vice President of Glory Sky Group in Hong Kong. In 2015, she worked as Listing Advisor of Nasdaq Dubai in Dubai and Shanghai. From 2016 to 2017, she worked as CFO of Cubetech Global Asset in Beijing. From 2017 to 2018, she worked as CFO of ProMed Clinical Research Organization Inc. in Beijing. From 2018 until now, she has worked as a Partner of Cathay Securities Inc. in Beijing and New York. Ms. Ichi Shih received her Bachelor’s degree in Accounting and International Business from Stern School of Business at New York University in 1995 and Master’s degree in International Finance and Business from School of International and Public Affairs at Columbia University in 2002. Ms. Ichi Shih holds a CPA Certificate from American Institute of Certified Public Accountants.

Min Hu

Mr. Hu, a director since October 2019, served as Chief Executive Officer of the Company from October 30, 2019 until February 2, 2021. Mr. Hu had served as the Business Manager of Weihua Liquor Company since 2011. From 2009 to 2011, Mr. Hu served as the General Manager of Xuejiawan Huafeng Wholesale Market Company. Mr. Hu served as a Manager of Eastern Hair Growth Center Company from 2002 to 2009. Mr. Hu received his bachelor’s degree in Law from Qingdao Qiushi College of Arts and Sciences in 2000.

Yan Xiong

Mr. Yan Xiong has been serving as a director of the Company since April 19, 2020. Mr. Xiong has worked as chairman of the board of directors at Guangzhou Kangsheng Pharmaceutical Technology Limited from 2014 to the present. From 2001 to October 2013, Mr. Xiong worked as chairman of the board of directors at Guangzhou Kangsheng Bio-tech Limited. From 1997 to December 2000, Mr. Xiong worked as the General Manager at Zhuhai Dajiaweikang Wujin Mineral Import and Outport Company. He holds a bachelor’s degree in Industrial Accounting from Hunan University Business School, China.

THE BOARD AND BOARD COMMITTEES

During the 2020 fiscal year, the Board met via teleconference for a total of 14 times. All of the directors of the Board at the time attended 100% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director nominated above is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. Pursuant to our memorandum and articles of association, our officers will be elected by and serve at the discretion of the Board. Our directors may be appointed by Ordinary Resolution or by the directors and shall retire at the next annual general meeting after such appointment. At each annual general meeting of the Company, each director elected at such meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or removal pursuant to our memorandum and articles of association. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board. Our Board holds meetings on at least a quarterly basis. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders.

There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board holds meetings on at least a quarterly basis. As a smaller reporting company under the Nasdaq rules we are only required to maintain a board of directors comprised of at least a majority of independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

Our Board plays a significant role in our risk oversight and makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the Board determined that each Zhaohui Deng, Ichi Shih, and Yan Xiong are “independent” within the meaning of the Nasdaq rules. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

•        appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm the independence of its members from its management;

•        reviewing with our independent registered public accounting firm the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•        coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

•        establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•        reviewing and approving related-party transactions.

Our Audit Committee is comprised of Ms. Ichi Shih serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Ms. Ichi Shih qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NYSE American rules.

REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Audit Alliance, LLP, an independent registered public accounting firm, as the Company’s independent auditors for the 2021 fiscal year. During the 2020 fiscal year, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit.

In connection with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.

/s/ Ichi Shih

Compensation Committee

The Compensation Committee is responsible for, among other matters:

•        reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

•        reviewing key employee compensation goals, policies, plans and programs;

•        administering incentive and equity-based compensation;

•        reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•        appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee is comprised of Yan Xiong, Zhaohui Deng, and Ichi Shih, and, with Yan Xiong serving as chair of the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating Committee is responsible for, among other matters:

•        selecting or recommending for selection candidates for directorships;

•        evaluating the independence of directors and director nominees;

•        reviewing and making recommendations regarding the structure and composition of our board and the board committees;

•        developing and recommending to the board corporate governance principles and practices;

•        reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

•        overseeing the evaluation of the Company’s management.

Our Nominating Committee is comprised of Zhaohui Deng, Yan Xiong, and Ichi Shih with Zhaohui Deng serving as chair of the Nominating Committee.

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Nominating and Corporate Governance Committee a candidate for election to the Board should send their letters to Carol Wang, Carol.wang@Bit-Digital.com. The corporate secretary will promptly forward all such letters to the members of the Nominating Committee.

Board Member Attendance at Annual Meetings

Our Board members are generally expected to attend our Annual Meetings in person or by telephone unless personal circumstances makes the Board member’s attendance impracticable or inappropriate.

Shareholder Communications with Directors

We have no formal written policy regarding communication with the members of the Board. Persons wishing to write to the Board or to a specified director or committee of the Board should send correspondence to the Secretary at our main office. Electronic submissions of shareholder correspondence will not be accepted. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. Any correspondence received that is addressed generically to the Board will be forwarded to the Chairman of the Board, with a copy will be sent to the Chairman of the Audit Committee.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold Ordinary Shares as a qualification to office.

EXECUTIVE COMPENSATION

For the fiscal years ended December 31, 2020, 2019 and 2018, we paid an aggregate of approximately $80,000, $75,785 and $54,380, respectively, in cash to our executive officers, and $16,000, $9,852 and $10,469, respectively, to our non-executive directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our Board.

Outstanding Equity Awards at 2020 Year-End

There were no outstanding equity awards at 2020 year-end.

Director Compensation

The Company and each of its independent directors, Ms. Ichi Shih, Yan Xiong and Zhaohui Deng and Min Hu, a non-independent director, entered into director agreements pursuant to which the Company agreed to pay each director one thousand (US$1,000) dollars per quarter for serving on the Board for a one-year period, subject to a one-year renewal. The Company shall also reimburse each director for reasonable and approved expenses incurred by him or her in connection with the performance of their duties under the director agreements.

Employment Agreements

On October 28, 2019, the Company and Erke Huang entered into an employment agreement pursuant to which the Company will pay Mr. Huang US$ 60,000 per annum for serving as Chief Financial Officer of the Company. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his employment agreement. The Company and Mr. Huang also entered into a director agreement on October 30, 2019, pursuant to which the Company agrees to pay Mr. Huang one thousand (US$1,000) dollars per quarter for serving on the Board. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his director agreement. Mr. Huang has no family relationship with any of the executive officers of the Company.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our Ordinary Shares by each person who is known by us to beneficially own more than 5% of our Ordinary Shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Ordinary Shares indicated. Our major shareholders do not have different voting rights than any other holder of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any Ordinary Shares over which the individual has sole or shared voting power or investment power as well as any Ordinary Shares that the individual has the right to subscribe for within 60 days of April 2, 2021 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker-dealer. Percentage ownership of our Ordinary Shares in the following table is based on 48,043,788 Ordinary Shares outstanding on April 2, 2021. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Bit Digital, Inc., 33 Irving Place, New York, N.Y., 10003.

Name of Beneficial Owners(1)	Ordinary Shares Beneficially Owned(2)
	Number		%
Directors and Executive Officers:
Erke Huang	300,000	(3)	*
Min Hu			—
Zhaohui Deng	700,000	(3)	1.5%
Yan Xiong	—		—
Ichi Shih	—		—
All directors and officers as a group (five individuals)	1,000,000		2.1%
5% shareholders:
Wise Gain Investment Industries Limited(4) Coastal Building, Wickham’s Cay II P.O. Box 2221, Road Town, Tortola B.V.I.	6,276,700		13.0%
Silver Luck International Holding Group Limited(5) Coastal Building, Wickham’s Cay II P.O. Box 2221, Road Town, Tortola B.V.I.	2,485,500		5.1%

____________

*        Less than 1% of issued and outstanding shares.

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o Bit Digital, Inc., Room 3603, Tower 2 Metro Plaza, Hong Kong, China.

(2)      Applicable percentage of ownership prior to the offering is based on 48,305,870 Ordinary Shares outstanding as of April 2, 2021, together with securities exercisable or convertible into Ordinary Shares within sixty (60) days as of such date for each shareholder.

(3)      Erke Huang and Zhaohui Deng are the beneficial owners of 300,000 and 700,000 shares, respectively, of the 1,000,000 ordinary shares owned by Geney Development Limited, a BVI entity, with an address at 4th Floor Waters Edge Building, Meridian Plaza, Road Town, Tortola VG1110, British Virgin Islands.

(4)      Xiaohui Liu, a former Director of the Company who resigned in October 2019, is a director of Wise Gain Investment Industries Limited, and has voting and dispositive power over the shares held by such entity.

(5)      Erxin Zeng, our former Chief Executive Officer and Chairman of the Board, who was terminated in October 2019, is a director of Silver Luck International Holding Group Limited, and has voting and dispositive power over the shares held by such entity.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2020, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end December 31, 2020, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

During the year ended December 31, 2020, the Company borrowed funds of $329,722 from the Company’s then interim Chief Executive Officer and Chief Financial officer, Erke Huang as working capital to support the Company’s cryptocurrency mining when needed. As of this date, the outstanding balance due to Erke Huang was $nil.. Such borrowings were non-interest bearing and due on demand.

Vote Required and Board Recommendation

The director nominees for directors who receive the affirmative vote of a majority of the Ordinary Shares entitled to vote thereon which were present at the Annual Meeting and were voted will be elected. The Board recommends a vote FOR election of the director nominees.

PROPOSAL 2
APPROVAL OF PROPOSED EQUITY INCENTIVE PLAN

The Compensation Committee of the Board has recommended that the Company should establish and maintain an omnibus equity incentive plan pursuant to which the Company may offer selected officers, directors, employees of and consultants to the Company and its subsidiaries the opportunity to acquire or increase equity ownership in the Company.

A copy of the proposed equity incentive plan has been enclosed with this proxy statement (which is subject to such reasonable amendments as determined by the Board).

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal.

PROPOSAL 3
TO RATIFY THE APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has recommended that the Board select and the Board has selected Audit Alliance, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021. The Audit Committee is directly responsible for appointing the Company’s independent registered public accounting firm. The Audit Committee is not bound by the outcome of this vote. However, if the shareholders do not ratify the selection of Audit Alliance, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021, our Audit Committee intends to reconsider the selection of Audit Alliance, LLP as our independent registered public accounting firm.

Audit Alliance, LLP has audited our financial statements for the fiscal year ended December 31, 2020. The following is a summary of fees paid or to be paid to Audit Alliance, LLP for services rendered.

Audit Fees.    Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Audit Alliance, LLP in connection with regulatory filings. The aggregate fees billed by Audit Alliance, LLP for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 6-K for the respective periods and other required filings with the SEC for the years ended December 31, 2020 totaled $120,000. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees.    Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We did not pay Audit Alliance, LLP any audit related fees during the year ended December 31, 2020.

Tax Fees.    We did not pay Audit Alliance, LLP for tax planning and tax advice for the years ended December 31, 2020 and 2019.

All Other Fees.    We did not pay Audit Alliance, LLP for other services for the years ended December 31, 2020 and 2019.

Our audit committee has determined that the services provided by Audit Alliance, LLP are compatible with maintaining the independence of Audit Alliance, LLP as our independent registered public accounting firm.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal.

PROPOSAL 4
APPROVAL OF PROPOSED NEW PREFERRED SHARE CLASS

It is proposed that the Company create a new class of preference shares with the following rights (the “Preference Shares”):

(a)     DIVIDENDS:

(i)     Annual Dividends/8%

(b)    LIQUIDATION PREFERENCE

(i)     $10 per share plus all accrued and unpaid dividends

(c)     CONVERSION

(i)     1:1 basis for ordinary shares, subject to a 4.99% conversion limitation (so that on conversion the holder of Preference Shares would not be able to own more than 4.99% of the issued ordinary shares of the Company)

(e)     RANKING ON INSOLVENCY

(i)     Senior to ordinary shares

(f)     VOTING RIGHTS

(i)     1 Preference Share = 50 ordinary shares solely for voting purposes

If approved by the shareholders, it is intended that the Preference Shares will be issued to a holding company set up to hold equity interests in the Company on behalf of the Chairman of the Board, Mr. Zhaohui Deng, and the CFO and Director of the Board, Mr. Erke Huang. It is also possible that Preference Shares may be issued to other key stakeholders in the Company in the future, subject to the Board of Directors’ approval.

The purpose of creating and issuing the Preference Shares to this holding company is to enable Messrs. Deng and Huang to implement and carry out at the Company’s business plan without obstruction.

Vote Required and Board Recommendation

As this action requires approval by way of Special Resolution under the Company’s articles of association, the affirmative vote of the holders of two-thirds of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal (to be passed as a Special Resolution).

PROPOSAL 5
APPROVAL OF PROPOSED AMENDMENT TO COMPANY’S AUTHORIZED SHARE CAPITAL

Subject to approval of the above proposal relating to the creation of the Preference Shares, in order to create a new class of shares, the Company’s authorized share capital will need to be amended.

The current authorized share capital of the Company is US$1,500,000 divided into 150,000,000 shares of US$0.01 each. It is proposed that if the creation of the Preference Shares is approved, the authorized share capital of the Company will be amended to US$1,500,000 divided into 140,000,000 Ordinary Shares of US$0.01 each and 10,000,000 Preference Shares of US$0.01 each.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal.

PROPOSAL 6
APPROVAL OF PROPOSED AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Subject to approval of Proposals 2, 4 and 5 above, it is proposed that the Company adopt the amended and restated memorandum and articles of association provided with this Proxy Statement (the “Amended and Restated M&AA”), as the memorandum and articles of the Company in place of the present memorandum and articles.

The amendments contained in the Amended and Restated M&AA reflect the adoption of the equity incentive plan and the creation of the Preference Shares (including documenting the specific rights attached to those Preference Shares).

Vote Required and Board Recommendation

As this action requires approval by way of Special Resolution, the affirmative vote of the holders of two-thirds of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal (to be passed as a Special Resolution).

PROPOSAL 7
APPROVAL OF PROPOSED REPURCHASE OF CERTAIN ORDINARY SHARES

In relation to the creation and issuance of the Preference Shares, it is intended that, subject to approval of Proposals 4, 5 and 6 above, the Company shall repurchase 1,000,000 Ordinary Shares held by Geney Developments Limited a BVI entity (the holding company referred to in Proposal 4) and the consideration for the repurchase of the Ordinary Shares shall be the issuance of 1,000,000 Preference Shares.

Pursuant to the current Memorandum and Articles of Association, the Company may purchase its own shares provided that the manner of purchase has first been authorized by Ordinary Resolution and may make payment therefor in any manner authorised by Cayman Islands law, including out of capital (in this case, issuance of Preference Shares).

Should the above repurchase be approved and consummated, the repurchased shares will be cancelled.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal.

OTHER MATTERS
GENERAL

We are not aware of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, Bit Digital, Inc., 33 Irving Place, New York, N.Y., 10003; (347) 328-3680. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may read and copy any document the Company files at the website of the SEC referred to above. The Company’s file number with the SEC is 001-38421.

April 7, 2021	By Order of the Board of Directors

/s/ Zhaohui Deng
Title: Chairman and Chief Executive Officer

ANNUAL MEETING OF SHAREHOLDERS OF BIT DIGITAL, INC.

April 20. 2021

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at
http://www.transhare.com
Please sign, date and mail your proxy card in the envelope provided promptly.

BIT DIGITAL, INC.
2020 ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby authorizes Erke Huang with full power of substitution, proxies with power of substitution and hereby authorizes them to represent and to vote, as designated below, all of the ordinary shares of the Company held of record by the undersigned on March 19, 2021 at the Annual Meeting of Shareholders to be held on April 20, 2021 at 9:00 a.m. local at the Company’s principal executive office in 33 Irving Place, New York, N.Y. 10003, and at all postponements or adjournments thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

The Board of Directors recommends that you vote “FOR” each proposal.

1.    Election of Directors

☐	FOR ALL NOMINEES
☐	WITHHOLDING AUTHORITY
FOR ALL NOMINEES
☐	FOR ALL EXCEPT
(SEE INSTRUCTIONS BELOW)
Zhaohui Deng ☐	Erke Huang ☐	Ichi Shih ☐
Min Hu ☐	Yan Xiong ☐

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here:  ☐

2.    To approve the 2021 Omnibus Equity Incentive Plan.

3.    Ratification of the selection by the Audit Committee of Audit Alliance, LLP to serve as our independent registered public accounting firm for the year ending December 31, 2021.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.    To approve the creation and issuance of a preferred class of shares in the Company’s share capital.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.    To amend the Company’s authorized share capital to provide for a new class of preference shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.    To approve and adopt amended and restated versions of the Company’s memorandum and articles of association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.    To approve the repurchase by the Company of certain of its ordinary shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Shares represented by this proxy card will be voted “For” the directors and “For” the ratification of the Company’s auditors.

Signature of Shareholder:	_________________________	Date: April ___, 2021
Signature of Shareholder:	_________________________	Date: April ___, 2021

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.